Exhibit 1.1

PRESS RELEASE

Magic Reports Second Quarter 2016 Financial Results

Second Quarter 2016 Revenues Increased 11% Year over Year to $47.4 Million; Full Year 2016 Revenue Guidance Raised to $195- $200 Million

Or Yehuda, Israel, August 10, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the six months and second quarter ended June 30, 2016.

Financial Highlights for the Second Quarter Ended June 30, 2016

•	Revenues for the second quarter increased 11% to $47.4 million compared to $42.5 million in the same period last year.

•	Operating income for the second quarter decreased to $5.3 million from $5.4 million in the same period last year. Non-GAAP operating income for the second quarter remained constant at $6.5 million compared to the same period last year.

•	Net income for the second quarter remained constant at $4.1 million, or $0.09 per fully diluted share, compared to the same period last year. Non-GAAP net income for the second quarter remained constant at $5.2 million, or $0.12 per fully diluted share, compared to the same period last year.

Financial Highlights for the Six-Month Period Ended June 30, 2016

•	Revenues for the first half of 2016 increased 11% to $92.0 million compared to $82.8 million in the same period last year.

•	Operating income for the first half decreased to $10.6 million compared to $11.2 million in the same period last year. Non-GAAP operating income for the first half of 2016 remained constant at $13.2 million compared to the same period last year.

•	Net income for the first half decreased to $7.8 million, or $0.17 per fully diluted share, from $8.4 million, or $0.19 per fully diluted share, in the same period last year. Non-GAAP net income for the first half decreased 3% to $10.0 million, or $0.23 per fully diluted share, compared to $10.4 million, or $0.24 per fully diluted share in the same period last year.

•	Operating cash flow for the first half of 2016 amounted to $13.4 million.

•	Total net cash, cash equivalents and short-term investments as of June 30, 2016, amounted to approximately $82 million.

•	Magic is raising its revenue guidance for the 2016 fiscal year to $195 to $200 million, up from prior guidance of $191 to $195 million, reflecting a revised annual growth rate of 11%-13%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“We are pleased to report continued double-digit growth during the first half of 2016, confirming that our solutions and technologies are meeting market needs and providing real value to our customers. In addition, we have been gearing up to meet even greater demand during the second half of this year, and to provide improved profitability.”

“We are also excited to have executed on our M&A strategy with our recent acquisition of Roshtov’s Clicks Development Platform. Following this acquisition, which was finalized during Q3, and our visibility into our second half, we are upping our revenue guidance for the year.”

Conference Call Details

Magic’s management will host a conference call today, August 10, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: 1-888-281-1167

UK: 0 800 917 5108

ISRAEL: 03-918-0664

ALL OTHERS: +972-3-918-0664

For those unable to join the live call, a replay of the call will be available until November 11, 2016, under the investor relations section of Magic’s website.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders, and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	Litigation costs;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2015 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Stephanie Myara, PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

 MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENTS OF INCOME

 U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Revenues	$47,362	$42,505	$92,030	$82,841
Cost of Revenues	31,150	27,503	60,378	52,420
Gross profit	16,212	15,002	31,652	30,421
Research and development, net	1,212	1,072	2,475	2,276
Selling, marketing and general and
administrative expenses	9,677	8,565	18,593	16,976
Total operating costs and expenses	10,889	9,637	21,068	19,252
Operating income	5,323	5,365	10,584	11,169
Financial income (expenses), net	156	(69)	237	(978)
Income before taxes on income	5,479	5,296	10,821	10,191
Taxes on income	987	875	2,256	1,330
Net income	$4,492	$4,421	$8,565	$8,861
Change in redeemable non-controlling interests	(322)	(156)	(637)	(364)
Net income attributable to non-controlling interests	(82)	(167)	(152)	(128)
Net income attributable to Magic's shareholders	$4,088	$4,098	$7,776	$8,369

Net earnings per share
Basic	$0.09	$0.09	$0.17	$0.19
Diluted	$0.09	$0.09	$0.17	$0.19

Weighted average number of shares used in
computing net earnings per share
Basic	44,344	44,240	44,341	44,219
		.
Diluted	44,511	44,458	44,502	44,448

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share amounts)

	Three months ended				Six months ended
	June 30,				June 30,
	2016		2015		2016		2015
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$47,362	100%	$42,505	100%	$92,030	100%	$82,841	100%
Gross profit	17,479	36.9%	16,281	38.3%	34,158	37.1%	32,812	39.6%
Operating income	6,536	13.8%	6,469	15.2%	13,206	14.3%	13,173	15.9%
Net income attributable to
Magic Software shareholders	5,178	10.9%	5,160	12.1%	10,005	10.9%	10,360	12.5%

Basic earnings per share	$0.12		$0.12		$0.23		$0.24
Diluted earnings per share	$0.12		$0.12		$0.23		$0.24

 MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

 U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited		Unaudited

GAAP gross profit	$16,212	$15,002	$31,652	$30,421
Amortization of capitalized software	1,086	990	2,108	2,015
Amortization of other intangible assets	177	281	389	356
Stock-based compensation	4	8	9	20
Non-GAAP gross profit	$17,479	$16,281	$34,158	$32,812

GAAP operating income	$5,323	$5,365	$10,584	$11,169
Gross profit adjustments	1,267	1,279	2,506	2,391
Amortization of other intangible assets	1,101	730	2,225	1,592
Change in valuation of contingent consideration	-	22	-	22
Capitalization of software development	(1,179)	(1,067)	(2,208)	(2,072)
Stock-based compensation	24	140	99	71
Non-GAAP operating income	$6,536	$6,469	$13,206	$13,173

GAAP net income attributable to Magic's shareholders	$4,088	$4,098	$7,776	$8,369
Operating income adjustments	1,213	1,104	2,622	2,004
Amortization expenses attributed to redeemable non-controlling interests	(128)	(48)	(258)	(78)
Deferred taxes on the above items	5	6	(135)	65
Non-GAAP net income attributable to Magic's shareholders	$5,178	$5,160	$10,005	$10,360

Non-GAAP basic net earnings per share	$0.12	$0.12	$0.23	$0.24
Weighted average number of shares used in
computing basic net earnings per share	44,344	44,240	44,341	44,219

Non-GAAP diluted net earnings per share	$0.12	$0.12	$0.23	$0.24
Weighted average number of shares used in
computing diluted net earnings per share	44,514	44,473	44,504	44,463

 MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

 CONDENSED CONSOLIDATED BALANCE SHEETS

 U.S. Dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,827	$62,188
Short-term bank deposits	3,055	2,677
Available-for-sale marketable securities	12,645	11,819
Trade receivables, net	53,332	52,374
Other accounts receivable and prepaid expenses	8,962	6,244
Total current assets	143,821	135,302

LONG-TERM RECEIVABLES:
Severance pay fund	1,474	1,454
Long-term deferred tax assets	2,589	2,823
Other long-term receivables	1,857	1,088
Total long-term receivables	5,920	5,365

PROPERTY AND EQUIPMENT, NET	2,535	2,296
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	101,409	96,883

TOTAL ASSETS	$253,685	$239,846

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$1,154	$13
Trade payables	6,342	6,331
Accrued expenses and other accounts payable	18,932	17,921
Deferred revenues	8,768	4,092
Total current liabilities	35,196	28,357

NON-CURRENT LIABILITIES:
Long-term debt	3,095	3,257
Long-term deferred tax liability	6,348	5,726
Liabilities due to acquisition activities and other	1,839	1,039
Accrued severance pay	2,457	2,616
Total non-current liabilities	13,739	12,638

REDEEMABLE NON-CONTROLLING INTEREST	6,649	5,745

EQUITY:
Magic Software Enterprises equity	196,087	191,008
Non-controlling interests	2,014	2,098
Total equity	198,101	193,106

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	$253,685	$239,846